UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

FORTUNE PHARMACEUTICAL, INC.

(Name of Small Business Issuer in its charter)

Delaware	98-0460112
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.
(Address of Principal Office)

Issuer’s telephone number: 86-755-83024658

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A

Name of each exchange on which each class is to be registered - N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of class)

PART I -

Item 1.  DESCRIPTION OF BUSINESS

General

The Company was incorporated under the laws of the State of Delaware on June 8, 2005, and is in the early developmental and promotional stages.  To date, the Company’s only activities have been organizational ones, directed at developing its business plan and raising its initial capital.  The Company has not commenced any commercial operations.  The Company has no full-time employees and owns no real estate.

The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934.  The Company is a “blind pool” or “blank check” company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value.  The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership.  The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity.  The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.  The Company’s officers and directors have not previously been involved, as officers, directors, principal shareholders, promoters, or affiliates in any merger or acquisition transaction involving a blind pool or blank check company.

Prior to the effective date of this registration statement, it is anticipated that the Company’s officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company’s existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity.  No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement.  However, no assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company’s search will be directed toward small and medium-sized enterprises which have a desire to become public corporations.  (See “Investigation and Selection of Business Opportunities”).  The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv).  The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned.  Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources.  This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others.  The Company’s discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities.  In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates.  If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current shareholders relative to their purchase price for such stock.  In the Company’s judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, as long as the transaction is a private transaction rather than a public distribution of securities and as long as the securities which are sold continue to bear a Rule 144 restrictive legend.  The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See “Form of Acquisition” below, and “Risk Factors - The Company - Lack of Continuity in Management”).  In the event of such a resignation, the Company’s current management would not have any control over the conduct of the Company’s business following the change in control or the Company’s combination with a business opportunity.

It is anticipated that business opportunities will come to the Company’s attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.  The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated.  Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Delaware law to enter into such a transaction if:

(1)  The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

(2)  The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

(3)  The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management’s analysis of the quality of the other company’s management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.  In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes.  The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.  Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company’s limited financing.  This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company’s securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company’s shareholders pursuant to the authority and discretion of the Company’s management to complete acquisitions without submitting any proposal to the stockholders for their consideration.  Holders of the Company’s securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business.  In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders’ advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company’s officers and directors.  Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder’s fee.  Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid.  However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.  Otherwise, the Company anticipates that it will consider, among other things, the following factors:

(1)  Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

(2)  The Company’s perception of how any particular business opportunity will be received by the investment community and by the Company’s stockholders;

(3)  Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The Company - Regulation of Penny Stocks").

(4)  Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

(5)  The extent to which the business opportunity can be advanced;

(6)  Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

(7)  Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

(8)  The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

(9)  The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (i) have net tangible assets of at least $4,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000.  Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data.  Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  Potential investors must recognize that, because of the Company’s limited capital available for investigation and management’s limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity.  It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history, management resumes, financial information, available projections, with related assumptions upon which they are based, an explanation of proprietary products and services, evidence of existing patents, trademarks, or service marks, or rights thereto, present and proposed forms of compensation to management, a description of transactions between such company and its affiliates during relevant periods,  a description of present and required facilities, an analysis of risks and competitive conditions, a financial plan of operation and estimated capital requirements, audited financial statements and other information deemed relevant.

As part of the Company’s investigation, the Company’s executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, checkreferences of management and key personnel, and take other reasonable investigative measures, to the extent of the Company’s limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of “penny stocks.”  The regulations would affect, and possibly impair, any market that might develop in the Company’s securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations.  See "Risk Factors - Regulation of Penny Stocks."

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive.  These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process.  Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

It is impossible to predict the manner in which the Company may participate in a business opportunity.  Specific business opportunities will be reviewed, as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected.  Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements.  The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization.  Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction.  As part of such a transaction, the Company’s existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company.  Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called “tax free” reorganization under the Internal Revenue Code of 1986 depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization.  If a transaction were structured to take advantage of these provisions rather than other “tax free” provisions provided under the Internal Revenue Code, the Company’s current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares.  This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization.  Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See “Description of Business – General”).

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws.  In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter.  The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company’s securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement.  Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement.  Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction.  Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable.  Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed.  Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others.  If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable.  Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulations

The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business.  The Company does not, however, intend to engage primarily in such activities.  Specifically, the Company intends to conduct its activities so as to avoid being classified as an “investment company” under the Investment Company Act of 1940 (the “Investment Act”), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

The Company’s plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above.  Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities.  Since the Company will not register as an investment company, stockholders will not be afforded these protections.

Any securities which the Company might acquire in exchange for its Common Stock are expected to be “restricted securities” within the meaning of the Securities Act of 1933, as amended (the “Act”).  If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available.  Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale.  Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities.  Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals.  Many of these entities may have significantly greater experience, resources and managerial capabilities than the Company and in that event, will be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public “blind pool” companies, many of which may have more funds available than does the Company.

Administrative Offices

The Company currently maintains a mailing address at Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C., which is the office address of its Chief Executive Officer.  The Company’s telephone number there is 86-755-83024658.  Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future.  The Company pays no rent or other fees for the use of this mailing address.

Employees

The Company is in the development stage and currently has no employees.  Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities.  The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

A.

Conflicts of Interest.  Certain conflicts of interest exist between the Company and its officers and directors.  They have other business interests to which they currently devote attention, and are expected to continue to do so.  As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company.  See “Management,” and “Conflicts of Interest.”

It is anticipated that the Company’s principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction.  In this process, the Company’s principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction.  See “Conflicts of Interest.”

B.

Possible Need for Additional Financing.  The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities.  Even if the Company’s funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity.  The ultimate success of the Company may depend upon its ability to raise additional capital.  The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing.  If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company.  If not available, the Company’s operations will be limited to those that can be financed with its modest capital.

C.

Regulation of Penny Stocks.  The Company’s securities, when available for trading, are expected to be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors.  For purposes of the rule, the phrase “accredited investors” means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse’s income, exceeds $300,000).  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser’s written agreement to the transaction prior to the sale.  Consequently, the rule may affect the ability of broker-dealers to sell the Company’s securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate “penny stocks.”  Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended.  Because the securities of the Company may constitute “penny stocks” within the meaning of the rules, the rules would apply to the Company and to its securities.  The rules may further affect the ability of the Company’s shareholders to sell their shares in any public market which might develop.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.  The Company’s management is aware of the abuses that have occurred historically in the penny stock market.  Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company’s securities.

D.

No Operating History.  The Company was formed in June 2005, for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity.  The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock.  The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity.  The Company must be regarded as a new or “start-up” venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

E.

No Assurance of Success or Profitability.  There is no assurance that the Company will acquire a favorable business opportunity.  Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company’s outstanding shares will be increased thereby.

F.

Possible Business - Not Identified and Highly Risky.  The Company has not identified and has no commitments to enter into or acquire a specific business opportunity.  As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity.  As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 “Description of Business.”

G.

Type of Business Acquired.  The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors.  Because of the Company’s limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company.  Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

H.

Impracticability of Exhaustive Investigation.  The Company’s limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.  Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable.  The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company’s participation.  A significant portion of the Company’s available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

I.

Lack of Diversification.  Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations.  The Company’s probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company’s operations.

J.

Possible Reliance upon Unaudited Financial Statements.  The Company generally will require audited financial statements from any business that it proposes to acquire.  No assurance can be given, however, that audited financials will be available to the Company.  In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors.  The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company.  This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company’s securities.

Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire.  Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.  Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the “Commission”) and to corresponding administrative sanctions, including permanent injunctions against the Company and its management.  The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business.  The imposition of administrative sanctions would subject the Company to further adverse consequences.

In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on the OTC Bulletin Board, NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange.  Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company.  Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the

Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

K.

Other Regulation.  An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities.  Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

L.

Dependence upon Management; Limited Participation of Management.  The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan.   Furthermore, the Company will be entirely dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company’s operations.  See "Management."  Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company’s officers and directors.

M.

Lack of Continuity in Management.  The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future.  In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign.  A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

N.

Dependence upon Outside Advisors.  To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors.  The selection of any such advisors will be made by the Company’s officers without any input from stockholders.  Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company.  In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

O.

Leveraged Transactions.  There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity.  This could increase the Company’s exposure to larger losses.  A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses.  Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired.  There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

P.

Competition.  The search for potentially profitable business opportunities is intensely competitive.  The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company.  These competitive conditions will exist in any industry in which the Company may become interested.

Q.

No Foreseeable Dividends.  The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

R.

Loss of Control by Present Management and Stockholders.  The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company’s authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company.  The result of such an acquisition would be that the acquired company’s stockholders and management would control the Company, and the Company’s management could be replaced by persons unknown at this time.  Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company’s current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company’s stockholders.

S.

No Public Market Exists.  There is no public market for the Company’s common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all.  If a market should develop, the price may be highly volatile.  Factors such as those discussed in this “Risk Factors” section may have a significant impact upon the market price of the securities offered hereby.  Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities.  Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price.  Further, many lending institutions will not permit the use of such securities as collateral for any loans.

T.

Blue Sky Considerations.  Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities.  Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances.  Accordingly, investors should consider the secondary market for the Company’s securities to be a limited one.

Item 2.  Management’s Discussion and Analysis or Plan of Operations.

Liquidity and Capital Resources

The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder’s equity other than the receipt of proceeds in the amount of $5,000 from its inside capitalization funds.  Consequently, the Company’s audited balance sheet for the period of June 8, 2005 (inception) through June 30, 2005, and its unaudited balance sheet for the period ended September 30, 2005 both reflect a current and total asset value of $ 2,500, which is all in the form of cash. Subsequent to September 30, 2005, the Company raised a total of $75,000 in additional capital through sale of additional shares of common stock.

The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

During the period from June 8, 2005 (inception) through June 30, 2005, the end of the first fiscal year, and for the subsequent period ending September 30, 2005, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended.  No revenues were received by the Company during this period.

For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates.  The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than limited interest income.  The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Plan of Operations

During the current fiscal year ending June 30, 2006, the Company plans to complete its registration under the Securities Exchange Act of 1934 and thereafter to initiate efforts to locate a suitable business acquisition candidate.  There is no assurance as to when or whether the Company will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

The Company’s existing capital may not be sufficient to enable it to meet its cash needs in conjunction with completing its registration under the Securities Exchange Act of 1934, compliance with its reporting obligations under such Act following completion of its registration and payment of costs expected to be incurred in conjunction with efforts to locate a suitable business acquisition candidate. Accordingly, the Company anticipates that it may require additional capital during the current fiscal year.

No specific commitments to provide additional funds have been made by management or other stockholders, and the Company has no current plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate.  Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.  Notwithstanding the foregoing, to the extent that additional funds are required, the Company anticipates receiving such funds in the form of loans or advancements from current shareholders without issuance of additional shares or other securities, or through the private placement of restricted securities rather than through a public offering There is no assurance, however, that such additional funds will be received, or that, if received, they will ultimately prove to be adequate to allow the Company to carry out its business plan and complete a business combination.  In addition, once a business combination is completed, the Company’s needs for additional financing are likely to increase substantially.

Regardless of whether the Company’s cash assets prove to be inadequate to meet the Company’s operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.  For information as to the Company’s policy in regard to payment for consulting services, see “Certain Relationships and Transactions.”

Item 3.  Description of Property.

The Company currently maintains a mailing address at Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C., which is the address of its Chief Executive Officer.  The Company pays no rent for the use of this mailing address.  The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.  The Company’s telephone number is 86-755-83024658.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company.  Also included are the shares held by all executive officers and directors as a group.

Name and Address	Number of Shares Beneficially Owned	Percent of Class

Mr. Lee Solomon Yip Kun (1) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	44,000,000 (2)	55%

Mr. Chen Bor Hann (1) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	0	0

Mr. Chen Zheng Wen (1) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	3,200,000 (3)	4%

Mr. Zeng Shao Quan (1) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	12,800,000 (4)	16%

Liang Zhong Fu(5) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	4,000,000 (5)	5%

Capital Adventure Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	40,800,000	51%

Capital Label, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	12,800,000	16%

Capital Progress, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	4,000,000	5%

All officers and directors as a group (5 in number)	4,000,000	5%

(1)

The person listed is an officer, a director, or both, of the Company.

(2)

Includes 40,800, 000 shares owned by Capital Adventures, Inc., of which Mr. Lee may be deemed to be the beneficial owner.

(3)

Includes 3,200,000 shares owned by Capital Forest, Inc., of which Mr. Chen may be deemed to be the beneficial owner.

(4)

Includes 12,800,000 shares owned by Capital Label, Inc., of which Mr. Zeng may be deemed to be the beneficial owner.

(5)

Includes 4,000,000 shares owned by Capital Progress, Inc., of which Mr. Liang may be deemed to be the beneficial owner.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions Held and Tenure

Mr. Lee Solomon Yip Kun	62	Chairman and Chief Executive Officer since October 21, 2005

Mr. Chen Bor Hann	40	Secretary since October 21, 2005

Mr. Chen Zheng Wen	48	Director since October 21, 2005

Mr. Zeng Shao Quan	44	Director since October 21, 2005

Mr. Liang Zhong Fu	37	Director since October 21, 2005

The directors named above will serve until the first annual meeting of the Company’s stockholders.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.  There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

The directors and officers will devote their time to the Company’s affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month.  There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

Mr. Lee Solomon Yip Kun, Chairman and Chief Executive Officer, is a pioneer of Fish Protech Projects, South Pacific Region, and has over 30 years experience in the Fishery Industry.  From 1998-2002, Mr. Lee was the Chief Executive Officer for Irama Edaran Sdn. Bhd and AA Concepts Sdn. Bhd, companies located in Malaysia, and in the business of the Aquaculture Fishery development. In that capacity, Mr. Lee was responsible for marketing development.  From 2003 to the present, Mr. Lee has served as the owner and sole director of Accurate Asset Group Ltd. and as Chairman & CEO of Capital Award, Inc. Mr. Lee received a BOA in accounting and economics (Australia).

Mr. Chenn Bor Hann, Secretary, is a merchant with many years of experience in the Fishery Industry.  He is one of the pioneers of Fish Protech Projects, Malaysia. From 1998-2005, Mr. Chen worked as project and sales manager for Irama Edaran Sdn. Bhd, a company located in Malaysia, and in the business of Aquaculture Fishery development. He was also responsible for the development and commissioning of farms. From 2005 to the present, Mr. Chen has served as director and secretary of Capital Award, Inc. He is responsible for marketing the Fish Protech farms development in the P.R.C.

Mr. Chen Zheng Weng, a director, is an economist.  He graduated from Carder College of Economics and Management, Guangdong, and is an Associated member of the College of Management and Science, China, and is also the General Manager and Party secretary of Guangdong Aquatic Import and Export Co.  From 2000-2005, Mr. Chen served as a managing director for Guangdong Aquatic Products Import and Export Limited.  He was responsible for international business development.  From 2005 to the present, Mr. Chen has served as a director for Capital Award, Inc. He is responsible for setting up marketing networks in the P.R.C.

Mr. Zeng Shao Quan, a director, is an Economist with many years of experience in top management for the Central Government in Beijing.  He became a merchant in 1996 and was the director of 7817 Ship Building Co., Yeng Sing Travel Co., and Yu On Development Co. Mr. Zeng is now the director of Prosper Fame Timber Co. Ltd. (a company listed on the HKSE), and which is in the real estate business.  He is also a director of W.F.L property Co. Limited and Dart Yin Development Limited.  From 2005 to the present, Mr. Zeng has served as a director for Capital Award, Inc. His responsibilities include supervising market expansion activities and making strategic decisions for market development.

Mr. Liang Zhong Fu, a director, graduated from Applied Chemist Department of Shenzhen University in 1990.  He was the vice manager of Shen Zhen Securities Department, which is a subsidiary to the ZhuHai International Trust and Investment Corporation. He has established offices for administering finance in many securities business halls.  From 1995-2005, Mr. Liang had served as a vice manager of ZhuHai International Trust and Investment Corporation. He was

responsible for business development. From 2005 to the present, Mr. Liang has served as vice-general manager with the Shenzhen Regal Investment Development Co. Ltd, a company engaged in investment business in the P.R.C.  He is responsible for supervising business development.

From 2005 to the present, Mr. Liang has served as a director of Capital Award, Inc.  In this capacity, he is responsible for business development and capital management.

Other Blind Pool Activities

None of the Company’s executive officers, directors, and principal shareholders is an officer, director and/or principal shareholder of any other blind pool or blank check companies.

Conflicts of Interest

None of the officers of the Company will devote more than a portion of his or her time to the affairs of the Company.  There will be occasions when the time requirements of the Company’s business conflict with the demands of the officers’ other business and investment activities.  Such conflicts may require that the Company attempt to employ additional personnel.  There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction.  Members of management, and other principal shareholders of the Company acquired their shares for consideration totaling $5,000 in cash. This consideration is the equivalent of $.001 per share.  It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company’s officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction.  The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company’s other shareholders.  In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company’s other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  Executive Compensation.

No officer or director has received any remuneration or compensation from the Company.  Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company.  See “Certain Relationships and Related Transactions.”  The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.  Certain Relationships and Related Transactions.

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company has adopted a policy under which any consulting or finder’s fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash.  Any such issuance of stock would be made on an ad hoc basis.  Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder’s fee shall be paid to any of the Company’s directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company’s current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company’s current stockholders, or requiring the future employment of specified officers and payment of salaries to them.  It is more likely than not that any sale of securities by the Company’s current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders.  Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

The Company’s Articles of Incorporation authorize the issuance of 80,000,000 shares of $0.001 par value Common Stock.  Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote.  In the election of Directors, a plurality of the votes cast shall elect.  In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights.  All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable.  To the extent that additional shares of the Company’s Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year ending June 30 containing financial statements audited by its independent certified public accountants.  In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders.  Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate.  The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

PART II

Item 1.  Market Price and Dividends on the Registrant’s Common Equity and Other Shareholder Matters

No public trading market exists for the Company’s securities and all of its outstanding securities are restricted securities as defined in Rule 144.  The Securities and Exchange Commission has issued an interpretative letter which concludes that promoters and affiliates of a blank check company such as the Company, and their transferees, are not entitled to rely upon the exemption from registration provided by Rule 144 for purposes of resales of their shares.  Accordingly, any of our shares held by persons who are deemed to be our promoters or affiliates, or their transferees, may only be resold pursuant to a registration statement under the Securities Act of 1933. As of the date of this registration statement, there are 3 holders of record of the Company’s common stock.  No dividends have been paid to date and the Company’s Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

Since June 8, 2005, (the date of inception) the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

Name	Date of Sale	Shares	Aggregate Purchase Price	Purchase Price Per Share

Top Worth Assets Limited Room 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong	6/8/2005	5,000,000	$5,000	$.001

Capital Adventure, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	35,800,000	$35,800	$.001

Capital Badge, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	3,200,000	$3,200	$.001

Capital Forest, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	3,200,000	$3,200	$.001

Capital Label, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	12,800,000	$12,800	$.001

Capital Progress, Inc. Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	4,000,000	$4,000	$.001

Liang Zhong Fu (1) Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	4,000,000	$4,000	$.001

Sung Kwok Chiu Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	3,200,000	$3,200	$.001

Zheng Yu Ping Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	3,200,000	$3,200	$.001

Zheng Jian Wei Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	3,200,000	$3,200	$.001

Zheng Xiao Na Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.	10/21/2005	2,400,000	$2,400	$.001

Each of the sales listed above was made for cash in reliance upon the exemption from registration offered by Regulation S under the Securities Act of 1933 for offshore transactions made to persons who are not U. S. Persons.  The shares were issued without the benefit of registration.  An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company’s transfer records.  All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5.  Indemnification of Directors and Officers

The General Corporation Law of the State of Delaware gives the Company the power to indemnify any person who was or is a party to any pending, threatened or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the Company against expenses, judgments, fines and amounts paid in settlement if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company.  The Bylaws of the Company provide for indemnification of officers, directors or controlling persons in accordance with the terms of the Delaware statute.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET (UNAUDITED)

September 30,
ASSETS	2005
Current assets
Cash	$ 2,500
Total current assets	2,500

Total assets	$ 2,500

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$ 2,000
Total current liabilities	2,000

Stockholders' equity
Common stock: par value $0.001; 80,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000
Deficit accumulated during the development stage	(4,500)
Accumulated other comprehensive income	-
Total stockholders' equity	500

Total liabilities and stockholders' equity	$ 2,500

See accompanying notes to audited financial statements.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended	Period from June 8, 2005 (inception) to
	September 30,	September 30,
	2005	2005

Revenues
Sales revenues	$ -	$ -
Cost of sales	-	-
Gross profit	-	-

Operating expenses
Organization costs	-	2,500
General and administrative expenses	-	2,000
Total operating expenses	-	4,500

Loss from operations	-	(4,500)

Provision for income taxes	-	-

Net loss	$ -	$ (4,500)

Foreign currency translation adjustments	-	-

Comprehensive loss	$ -	$ (4,500)

Basic and diluted net loss per share	$ -

Weighted average number of shares outstanding	5,000,000

See accompanying notes to audited financial statements.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FROM JUNE 08, 2005 (DATE OF INCEPTION) TO SEPTEMBER 30, 2005

				Development	Accumulated
	Common Stock		Additional	Stage	Other
	$0.001 Par Value		Paid In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total

Balance at June 08, 2005 (inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issued for cash	5,000,000	5,000	-	-	-	5,000

Net loss for the period	-	-	-	(4,500)	-	(4,500)
Balance June 30, 2005	5,000,000	5,000	-	(4,500)	-	500

Net loss for the period	-	-	-	-	-	-
Balance September 30, 2005	5,000,000	$ 5,000	$ -	$ (4,500)	$ -	$ 500

See accompanying notes to audited financial statements.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended	Period from June 08, 2005 (inception) to
	September 30,	September 30,
	2005	2005
Cash flows from operating activities:
Net loss	$ -	$ (4,500)
Adjustments to reconcile net loss to
net cash used in operations:
Changes in operating assets and liabilities:
Accrued expenses	-	2,000
Net cash used in operations	-	(2,500)

Cash flows from financing activities:
Issuance of common stock	-	5,000
Net cash provided by financing activities	-	5,000

Increase in cash and cash equivalents	-	2,500

Cash and cash equivalents, beginning of period	2,500	-
Cash and cash equivalents, end of period	$ 2,500	$ 2,500

Supplemental disclosures of cash flow information:
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to audited financial statements.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1.

MANAGEMENT’S REPRESENTATION OF INTERIM FINANCIAL INFORMATION

The accompanying financial statements have been prepared by Fortune Pharmaceutical, Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the audited financial statements as of June 30, 2005.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

PERIOD FROM

JUNE 08, 2005 (DATE OF INCEPTION)

TO

JUNE 30, 2005

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BALANCE SHEET

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

Child, Sullivan & Company

A Professional Corporation of CERTIFIED PUBLIC ACCOUNTANTS

1284   W.  Flint   Meadow   Dr., Suite D, Kaysville, UT 84037        PHONE: (801) 927-1337  FAX: (801) 927-1344

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders

Fortune Pharmaceutical, Inc.

Hong Kong

We have audited the accompanying balance sheet of Fortune Pharmaceutical, Inc. as of June 30, 2005, and the related statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the period from June 8, 2005 (inception) to June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Pharmaceutical, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the period from June 8, 2005 (inception) to June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Child, Sullivan & Company

Kaysville, Utah

August 25, 2005

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

June 30,
ASSETS	2005
Current assets
Cash	$ 2,500
Total current assets	2,500

Total assets	$ 2,500

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accrued expenses	$ 2,000
Total current liabilities	2,000

Stockholders' equity
Common stock: par value $0.001; 80,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000
Deficit accumulated during the development stage	(4,500)
Accumulated other comprehensive income	-
Total stockholders' equity	500

Total liabilities and stockholders' equity	$ 2,500

See accompanying notes to financial statements

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

Period from June 8, 2005 (inception) to
June 30, 2005

Revenues
Sales revenues	$ -
Cost of sales	-
Gross profit	-

Operating expenses
Organization costs	2,500
General and administrative expenses	2,000
Total operating expenses	4,500

Loss from operations	(4,500)

Provision for income taxes	-

Net loss	$ (4,500)

Foreign currency translation adjustments	-

Comprehensive loss	$ (4,500)

Basic and diluted net loss per share	$ (0.00)

Weighted average number of shares outstanding	5,000,000

See accompanying notes to financial statements

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FROM JUNE 08, 2005 (DATE OF INCEPTION) TO JUNE 30, 2005

				Development	Accumulated
	Common Stock		Additional	Stage	Other
	$0.001 Par Value		Paid In	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income	Total

Balance at June 08, 2005 (inception)	-	$ -	$ -	$ -	$ -	$ -
Common stock issued for cash	5,000,000	5,000	-	-	-	5,000

Net loss for the period	-	-	-	(4,500)	-	(4,500)
Balance June 30, 2005	5,000,000	$ 5,000	$ -	$ (4,500)	$ -	$ 500

See accompanying notes to financial statements

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

Period from June 08, 2005 (inception) to
June 30, 2005
Cash flows from operating activities:
Net loss	$ (4,500)
Adjustments to reconcile net loss to
net cash used in operations:
Changes in operating liabilities and assets:
Accrued expenses	2,000
Net cash used in operations	(2,500)

Cash flows from financing activities:
Issuance of common stock	5,000
Net cash provided by financing activities	5,000

Increase in cash and cash equivalents	2,500

Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 2,500

Supplemental disclosures of cash flow information:
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to financial statements

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Fortune Pharmaceutical, Inc. (a development stage company) (the Company) was formed on June 08, 2005 under the General Corporation Law of the State of Delaware. The Company’s activities to date have been limited to the issuance of stock for initial capitalization, corporate organization, and the seeking of business opportunities. The Company is headquartered in Hong Kong.

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash consists of cash on hand or in banks. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

LOSS PER SHARE

Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included. At June 30, 2005 there were no potentially dilutive securities outstanding.

FISCAL YEAR

The Company has adopted June 30 as its fiscal year end.

ORGANIZATION COSTS

The Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (“SOP 98-5”). SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred.

The organization costs consist principally of professional and consulting fees.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company accounts for income tax under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns.  Deferred income taxes are recognized for all significant temporary differences between tax and financial statement bases of assets and liabilities.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The Company uses Hong Kong dollars (“HK$”) as the functional currency.  Transactions denominated in currencies other than HK$ are translated into HK$ at the applicable rates of exchange prevailing at the dates of the transactions.  Monetary assets and liabilities denominated in other currencies are translated into HK$ at rates of exchange at the balance sheet dates.  Exchange gains or losses arising from changes in exchange rates subsequent to the transaction dates for monetary assets and liabilities denominated in other currencies are included in the determination of net income for the respective period.

For financial reporting purposes, HK$ has been translated into United States dollars (“US$”) as the reporting currency.  Assets and liabilities are translated at the exchange rate in effect at period end.  Income statement accounts are translated at the average rate of exchange prevailing during the period.  Translation adjustments arising from the use of different exchange rates from period to period are included as a component of stockholders’ equity as “Accumulated other comprehensive income”.  Gains and losses resulting from foreign currency translation are included in other comprehensive income (loss).

2.

COMMON STOCK

The Company is authorized to issue 80,000,000 shares of par value $.001 common stock. On June 8, 2005 5,000,000 restricted shares were issued to Top Worth Assets Limited for $.001 per share for a total of $5,000.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

3.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2004, the Emerging Issues Task Force of the FASB came to a consensus regarding EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. The consensus of the task force is that the equity method of accounting is to be used for investments in common stock or in-substance common stock, effective for reporting periods beginning after September 15, 2004. The Company currently has no equity investments. As such, this standard has no application to the Company.

In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” This statement amends the guidance in ARB No. 43, Chapter 4,  “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this statement will have a material impact on the Company as the Company maintains no inventory.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 152, “Accounting for Real Estate Time-Sharing Transactions,” an amendment of Statement of Financial Accounting Standards Board No. 66, “Accounting for Sales of Real Estate,” to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, “Accounting for Real Estate Time-Sharing Transactions.” This statement also amends Financial Accounting Standards Board Statement No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects,” to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

FORTUNE PHARMACEUTICAL, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS

3.

NEW ACCOUNTING PRONOUNCEMENTS (Continued)

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153, “Exchange of Nonmonetary Assets, an amendment of ARB Opinion No. 29.” This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, the Financial Accounting Standards Board issued a revision to Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (hereinafter “SFAS No. 123”). This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in SFAS No. 123. The Company has determined that there was no impact to its financial statements from the adoption of this statement.

PART III

Item 1.  INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

Exhibit No.	Document

3(i)	Articles of Incorporation
3(ii)	Bylaws
4.1	Specimen Stock Certificate

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTUNE PHARMACEUTICAL, INC.

By: /s/ Mr. Li Solomon Kip Yun, Chairman and Chief Executive Officer

Date:   October 28, 2005

By: /s/ Mr. Chen Bor Hann, Secretary

Date:

October 28, 2005

By: /s/ Mr. Chen Zheng Wen, Director

Date:

October 28, 2005

By: /s/ Mr. Zeng Shao Quan, Director

Date:

October 28, 2005

By: /s/ Liang Zhong Fu, Director

Date:

October 28, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

FORTUNE PHARMACEUTICAL, INC.

(Name of Small Business Issuer in its charter)

Delaware	98-0460112
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Room 811, 8F Xingye Bank Building, Futian District, Shenzhen, 518040 P.R.C.

Issuer’s telephone number: 86-755-83024658

Exhibit Index

Exhibit No.	Document

3(i)	Articles of Incorporation
3(ii)	Bylaws
4.1	Specimen Stock Certificate

Jun—08—2005 03:13pm                                                                                                Exhibit 3(i)

CERTIFICATE OF INCORPORATION

OF

FORTUNE PHARMACEUTICAL, INC.

FIRST:

The name of this corporation is: Fortune Pharmaceutical, Inc.

SECOND:

The address of its registered office in the State of Delaware and the name of its registered agent is Agents and Corporations, Inc., 1201 Orange Street, Suite 600, Wilmington, New Castle County, Delaware 19801.

THIRD:

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:

The total number of shares which the corporation is authorized to issue is 80,000,000 shares of common voting stock with a par value of $.001.

FIFTH:

The name and mailing address of the incorporator is:

David N. Williams, Esq., 1201 Orange Street, Suite 600, Wilmington, DE 19801

SIXTH:

The corporation is to have perpetual existence

SEVENTH:

The directors shall have concurrent power with the stockholders to make, after, amend, change, add to or repeal the By-Laws of the corporation.

EIGHTH:

No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. This Article Eighth shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article Eighth became effective.

I, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed, and the facts therein stated are true and, accordingly, I have hereunto set my hand and seal 8th day of June, 2005.

/s/ David N. Williams, Esq.

                   Incorporator

State of Delaware

Secretary of State

Division of Corporations

Delivered 04:04 PM 06/08/2005

FILED 1:54 PM 06/08/2005

SRV 050478952 - 3982151 FILE

Exhibit 3(ii)

BYLAWS

OF

FORTUNE PHARMACEUTICAL, INC.

Article I

Offices

The principal office of the corporation shall be designated from time to time by the corporation and may be within or outside of Delaware.

The corporation may have such other offices, either within or outside Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

ARTICLE II

Stockholders

Section 1.  Place.  Meetings of the stockholders of the Company shall be held at such place either within or without the State of Delaware as may from time to time be designated by the Board of Directors and stated in the notice of meeting.

Section 2.  Annual Meeting.  Commencing in June 2006, an annual meeting of the stockholders of the Company shall be held in each year on a date and time fixed by the Board of Directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting.  If the election of directors is not held on the day fixed as provided herein for any annual meeting of the stockholders, or any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as it may conveniently be held.

Section 3.  Special Meetings.  Unless otherwise prescribed by statute, special meetings of the stockholders may be called for any purpose by the president or by the Board of Directors.  The president shall call a special meeting of the stockholders if the corporation receives one or more written demands for the meeting, stating the purpose or purposes for which it is to be held, signed and dated by holders of shares representing at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

Section 4. Notice of Meeting.  Written notice stating the place, date, and hour of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting, except that if the number of authorized shares is to be increased, at least thirty days’ notice shall be given.  Notice of a special meeting shall include a description of the purpose or purposes of the meeting.  Notice of an annual meeting need not include a description of the purpose or purposes of the meeting except the purpose or purposes shall be stated with respect to (i) an amendment to the articles of incorporation of the corporation, (ii) a merger or share exchange in which the corporation is a party and, with respect to a share exchange, in which the corporation's shares will be acquired, (iii) a sale, lease, exchange or other disposition, other than in the usual and regular course of business, of all or substantially all of the property of the corporation or of another entity which this corporation controls, in each case with or without the goodwill, (iv) a dissolution of the corporation, or (v) any other purpose for which a statement of purpose is required by the Delaware General Corporation Law.  Notice shall be given personally or by mail, private carrier, telegraph, teletype, electronically transmitted facsimile or other form of wire or wireless communication by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.  If mailed and if in a comprehensible form, such notice shall be deemed to be given and effective when deposited in the United States mail, addressed to the shareholder at his address as it appears in the corporation's current record of shareholders, with postage prepaid.  If notice is given other than by mail, and provided that such notice is in a comprehensible form, the notice is given and effective on the date received by the shareholder.

If requested by the person or persons lawfully calling such meeting, the secretary shall give notice thereof at corporation expense.  No notice need be sent to any shareholder if three successive notices mailed to the last known address of such shareholder have been returned as undeliverable until such time as another address for such shareholder is made known to the corporation by such shareholder.  In order to be entitled to receive notice of any meeting, a shareholder shall advise the corporation in writing of any change in such shareholder's mailing address as shown on the corporation's books and records.

When a meeting is adjourned to another date, time or place, notice need not be given of the new date, time or place if the new date, time or place of such meeting is announced before adjournment at the meeting at which the adjournment is taken.  At the adjourned meeting the corporation may transact any business which may have been transacted at the original meeting.  If the adjournment is for more than 120 days, or if a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting as of the new record date.

A shareholder may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such shareholder.  Such waiver shall be delivered to the corporation for filing with the corporate records.  Further, by attending a meeting either in person or by proxy, a shareholder waives objection to lack of notice or defective notice of the meeting unless the shareholder objects at the beginning of the meeting to the holding of the meeting or the transaction of business at the meeting because of lack of notice or defective notice.  By attending the meeting, the shareholder also waives any objection to consideration at the meeting of a particular matter not within the purpose or purposes described in the meeting notice unless the shareholder objects to considering the matter when it is presented.

Section 5.  Quorum.  One-third of the votes entitled to be cast on a matter by a voting group shall constitute a quorum of that voting group for action on the matter.  In no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than one-third of the shares of such class or series of classes or series.

Section 6.  Voting.  At all meetings of the stockholders, every registered owner of shares entitle to vote may vote in person or by proxy and shall have one vote for each such share standing in his or her name on the books of the Company.  At all elections of directors, the voting shall be by ballot.  The Board of Directors, or, if the Board shall not have made the appointment, the chairman presiding at any meeting of the stockholders, shall have power to appoint two or more persons to act as inspectors or tellers, to receive, canvass, and report the votes cast by the stockholders at such meeting; but no candidate for the office of director shall be appointed as inspector or teller at any meeting for the election of directors.

Section 7. Chairman of Meeting.  The President, or, in his or her absence, a Vice President shall preside at all meetings of the stockholders; and, in the absence of the President and Vice President, the Board of Directors may appoint any stockholder to act as chairman of the meeting.

Section 8.  Secretary of Meeting.  The Secretary of the Company shall act as secretary of all meetings of the stockholders; and, in his or her absence, the chairman may appoint any person to act as secretary of the meeting.

Section 9.  Proxies.  At all meetings of shareholders, a shareholder may vote by proxy by signing an appointment form or similar writing, either personally or by his duly authorized attorney-in-fact.  A shareholder may also appoint a proxy by transmitting or authorizing the transmission of a telegram, teletype, or other electronic transmission providing a written statement of the appointment to the proxy, a proxy solicitor, proxy support service organization, or other person duly authorized by the proxy to receive appointments as agent for the proxy, or to the corporation.  The transmitted appointment shall set forth or be transmitted with written evidence from which it can be determined that the shareholder transmitted or authorized the transmission of the appointment.  The proxy appointment form or similar writing shall be filed with the secretary of the corporation before or at the time of the meeting.  The appointment of a proxy is effective when received by the corporation and is valid for eleven months unless a different period is expressly provided in the appointment form or similar writing.

Any complete copy, including an electronically transmitted facsimile, of an appointment of a proxy may be substituted for or used in lieu of the original appointment for any purpose for which the original appointment could be used.

Revocation of a proxy does not affect the right of the corporation to accept the proxy's authority unless (i) the corporation had notice that the appointment was coupled with an interest and notice that such interest is extinguished is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment, or (ii) other notice of the revocation of the appointment is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment.  Other notice of revocation may, in the discretion of the corporation, be deemed to include the appearance at a shareholders' meeting of the shareholder who granted the proxy and his voting in person on any matter subject to a vote at such meeting.

The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment.

The corporation shall not be required to recognize an appointment made irrevocable if it has received a writing revoking the appointment signed by the shareholder (including a shareholder who is a successor to the shareholder who granted the proxy) either personally or by his attorney-in-fact, notwithstanding that the revocation may be a breach of an obligation of the shareholder to another person not to revoke the appointment.

Subject to any express limitation on the proxy's authority appearing on the appointment form, the corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

Section 10.  Voting of Shares.  Each outstanding share, regardless of class, shall be entitled to one vote, except in the election of directors, and each fractional share shall be entitled to a corresponding fractional vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied by the articles of incorporation as permitted by the General Delaware Corporation Law.  Cumulative voting shall not be permitted in the election of directors or for any other purpose.  Each record holder of stock shall be entitled to vote in the election of directors and shall have as many votes for each of the shares owned by him as there are directors to be elected and for whose election he has the right to vote.

At each election of directors, that number of candidates equaling the number of directors to be elected, having the highest number of votes cast in favor of their election, shall be elected to the Board of Directors.

Except as otherwise ordered by a court of competent jurisdiction upon a finding that the purpose of this Section would not be violated in the circumstances presented to the court, the shares of the corporation are not entitled to be voted if they are owned, directly or indirectly, by a second corporation, domestic or foreign, and the first corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation except to the extent the second corporation holds the shares in a fiduciary capacity.

Redeemable shares are not entitled to be voted after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

Section 11.  Corporation's Acceptance of Votes.  If the name signed on a vote, consent, waiver, proxy appointment, or proxy appointment revocation corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and give it effect as the act of the shareholder.  If the name signed on a vote, consent, waiver, proxy appointment or proxy appointment revocation does not correspond to the name of a shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent, waiver, proxy appointment or proxy appointment revocation and to give it effect as the act of the shareholder if:

(i)

the shareholder is an entity and the name signed purports to be that of an officer or agent of the entity;

(ii)

the name signed purports to be that of an administrator, executor, guardian or conservator representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(iii)

the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(iv)

the name signed purports to be that of a pledgee, beneficial owner or attorney-in-fact of the shareholder and, if the corporation requests, evidence acceptable to the corporation of the signatory’s authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, proxy appointment or proxy appointment revocation;

(v)

two or more persons are the shareholder as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-tenants or fiduciaries, and the person signing appears to be acting on behalf of all the co-tenants or fiduciaries; or

(vi)

the acceptance of the vote, consent, waiver, proxy appointment or proxy appointment revocation is otherwise proper under rules established by the corporation that are not inconsistent with this Section 11.

The corporation is entitled to reject a vote, consent, waiver, proxy appointment or proxy appointment revocation if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

Neither the corporation nor its officers nor any agent who accepts or rejects a vote, consent, waiver, proxy appointment or proxy appointment revocation in good faith and in accordance with the standards of this Section is liable in damages for the consequences of the acceptance or rejection.

Section 12.  Informal Action by Shareholders.  Any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Action taken under this Section 12 is effective as of the date the last writing necessary to effect this action is received by the corporation, unless all of the writings specify a different effective date, in which case such specified date shall be the effective date for such action.  If any shareholder revokes his consent as provided for herein prior to what would otherwise be the effective date, the action proposed in the consent shall be invalid.  The record date for determining shareholders entitled to take action without a meeting is the date the corporation receives a writing upon which the action is taken.

Every written consent shall bear the date of signature of each stockholder or member who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section to the corporation, written consents signed by a sufficient number of holders or members to take action are delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders or members are recorded.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders or members who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders or members to take the action were delivered to the corporation.

Any shareholder who has signed a writing describing and consenting to action taken pursuant to this Section 12 may revoke such consent by a writing signed by the shareholder describing the action and stating that the shareholder's prior consent thereto is revoked, if such writing is received by the corporation before the effectiveness of the action.

Section 13.  Meetings by Telecommunication.  Any or all of the shareholders may participate in an annual or special shareholders' meeting by, or the meeting may be conducted through the use of, any means of communication by which all persons participating in the meeting may hear each other during the meeting.  A shareholder participating in a meeting by this means is deemed to be present in person at the meeting.

ARTICLE III

Board of Directors

Section 1.  General Powers.  All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of its Board of Directors.

Section 2.  Number, Qualifications and Tenure.  The number of directors of the corporation shall be fixed from time to time by the Board of Directors, within a range of no less than one or more than nine.  A director shall be a natural person who is eighteen years of age or older.  A director need not be a resident of Delaware or a shareholder of the corporation.

Directors shall be elected at each annual meeting of shareholders.  Each director shall hold office until the next annual meeting of shareholders following his election and thereafter until his successor shall have been elected and qualified.  Directors shall be removed in the manner provided by the Delaware General Corporation Law.

Section 3.  Vacancies.  Any director may resign at any time by giving written notice to the corporation.  Such resignation shall take effect at the time the notice is received by the corporation unless the notice specifies a later effective date.  Unless otherwise specified in the notice of resignation, the corporation's acceptance of such resignation shall not be necessary to make it effective.   Any vacancy on the Board of Directors may be filled by the affirmative vote of a majority of the shareholders or the Board of Directors.  If the directors remaining in office constitute fewer than a quorum of the Board, the directors may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.  If elected by the directors, the director shall hold office until the next annual shareholder's meeting at which directors are elected.  If elected by the shareholders, the director shall hold office for the unexpired term of his predecessor in office; except that, if the director's predecessor was elected by the directors to fill a vacancy, the director elected by the shareholders shall hold office for the unexpired term of the last predecessor elected by the shareholders.

Section 4.  Regular Meetings.  A regular meeting of the Board of Directors shall be held without notice immediately after and at the same place as the annual meeting of shareholders.  The board of directors may provide by resolution the time and place, either within or outside Delaware, for the holding of additional regular meetings without other notice.

Section 5.  Special Meetings.  Special meetings of the Board of Directors may be called by or at the request of the president or any two directors.  The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or outside Delaware, as the place for holding any special meeting of the Board of Directors called by them, provided that no meeting shall be called outside the State of Delaware unless a majority of the Board of Directors has so authorized.

Section 6.  Notice.  Notice of any special meeting shall be given at least two days prior to the meeting by written notice either personally delivered or mailed to each director at his business address, or by notice transmitted by telegraph, telex, electronically transmitted facsimile or other form of wire or wireless communication.  If mailed, such notice shall be deemed to be given and to be effective on the earlier of (i) three days after such notice is deposited in the United States mail, properly addressed, with postage prepaid, or (ii) the date shown on the return receipt, if mailed by registered or certified mail return receipt requested.  If notice is given by telex, electronically transmitted facsimile or other similar form of wire or wireless communication, such notice shall be deemed to be given and to be effective when sent, and with respect to a telegram, such notice shall be deemed to be given and to be effective when the telegram is delivered to the telegraph company.  If a director has designated in writing one or more reasonable addresses or facsimile numbers for delivery of notice to him, notice sent by mail, telegram, telex, electronically transmitted facsimile or other form of wire or wireless communication shall not be deemed to have been given or to be effective unless sent to such addresses or facsimile numbers, as the case may be.

A director may waive notice of a meeting before or after the time and date of the meeting by a writing signed by such director.  Such waiver shall be delivered to the corporation for filing with the corporate records.  Further, a director's attendance at or participation in a meeting waives any required notice to him of the meeting unless at the beginning of the meeting, or promptly upon his arrival, the director objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice and does not thereafter vote for or assent to action taken at the meeting.  Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 7.  Quorum.  A majority of the number of directors fixed by the Board of Directors pursuant to Section 2 or, if no number is fixed, a majority of the number in office immediately before the meeting begins, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.  If less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, for a period not to exceed sixty days at any one adjournment.

Section 8.  Manner of Acting.  The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.  No director may vote or act by proxy at any meeting of directors.

Section 9.  Compensation.  By resolution of the Board of Directors, any director may be paid any one or more of the following:  his expenses, if any, of attendance at meetings, a fixed sum for attendance at each meeting, a stated salary as director, or such other compensation as the corporation and the director may reasonably agree upon.  No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

Section 10.  Presumption of Assent.  A director of the corporation who is present at a meeting of the Board of Directors or committee of the board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless (i) the director objects at the beginning of the meeting, or promptly upon his arrival, to the holding of the meeting or the transaction of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting, (ii) the director contemporaneously requests that his dissent or abstention as to any specific action taken be entered in the minutes of the meeting, or (iii) the director causes written notice of his dissent or abstention as to any specific action to be received by the presiding officer of the meeting before its adjournment or by the corporation promptly after the adjournment of the meeting.  A director may dissent to a specific action at a meeting, while assenting to others.  The right to dissent to a specific action taken at a meeting of the Board of Directors or a committee of the board shall not be available to a director who voted in favor of such action.

Section 11.  Action Without a Meeting.  Any action required or permitted to be taken at a meeting of the directors or any committee designated by the Board of Directors may be taken without a meeting if a written consent (or counterparts thereof) that sets forth the action so taken is signed by all of the directors entitled to vote with respect to the action taken.  Such consent shall have the same force and effect as a unanimous vote of the directors or committee members and may be stated as such in any document.  Unless the consent specifies a different effective date, action taken under this Section 12 is effective at the time the last director signs a writing describing the action taken, unless, before such time, any director has revoked his consent by a writing signed by the director and received by the president or secretary of the corporation.

Section 12.  Telephonic Meetings.  The Board of Directors may permit any director (or any member of a committee designated by the board) to participate in a regular or special meeting of the Board of Directors or a committee thereof through the use of any means of communication by which all directors participating in the meeting can hear each other during the meeting.  A director participating in a meeting in this manner is deemed to be present in person at the meeting.

Section 13.  Standard of Care.  A director shall perform his duties as a director, including, without limitation his duties as a member of any committee of the board, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances.  In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by the persons herein designated.  However, he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted.  A director shall not be liable to the corporation or its shareholders for any action he takes or omits to take as a director if, in connection with such action or omission, he performs his duties in compliance with this Section 13.

The designated persons on whom a director is entitled to rely are (i) one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented, (ii) legal counsel, public accountant, or other person as to matters which the director reasonably believes to be within such person's professional or expert competence, or (iii) a committee of the Board of Directors on which the director does not serve if the director reasonably believes the committee merits confidence.

ARTICLE IV

Committees

Section 1.  Executive Committee.  The Board of Directors may appoint from among its members an Executive Committee of not less than two nor more than five members, one of whom shall be the President, and shall designate one of such members as Chairman.  The Board may also designate one or more of its members as alternates to serve as a member or members of the Executive Committee in the absence of a regular member or members.  The Board of Directors reserves to itself alone the power to declare dividends, issue stock, recommend to stockholders any action requiring their approval, change the membership of any committee at any time, fill vacancies therein, and discharge any committee either with or without cause at any time.  Subject to the foregoing limitations, the Executive Committee shall possess and exercise all other powers of the Board of Directors during the intervals between meetings.

Section 2.  Finance Committee.  The Board of Directors may appoint a Finance Committee of two or more directors, at least a majority of whom shall be neither officers nor otherwise employed by the Corporation.  The Board shall designate one director as Chairman of the Committee, and may designate one or more directors as alternate members of the Committee.  The Committee shall have the power to fix from time to time the compensation of all principal officers of the Corporation (other than the Chairman of the Board and the President, whose compensation shall be fixed from time to time by the Board) and shall otherwise exercise such powers as may be specifically delegated to it by the Board and act upon such matters as may be referred to it from time to time for study and recommendation by the Board or the President.

Section 3.  Audit Committee.  The Board of Directors may appoint from among its members an Audit Committee of not less than two members, and shall designate one of such members as Chairman.  The United States Securities and Exchange Commission, pursuant to the Sarbanes-Oxley Act of 2002, mandates that the audit committee members be comprised of independent directors.  The criteria for determining independence of directors is that audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or any subsidiary thereof, other than in the member's capacity as a member of the Board of Directors and any board committee.  (This prohibition will preclude payments to a member as an officer or employee, as well as other compensatory payments).

The responsibilities of the Audit Committee shall be as follows:

(a) To recommend to the Board of Directors for approval by the stockholders a firm of independent public accountants, hereinafter called the firm, to audit the accounts of the Company, and such of its subsidiaries as the Audit Committee may recommend, for the year regarding which the firm is appointed.

(b) To meet jointly and/or separately with the Chief Financial Officer of the Company and the firm before commencement of the audit (i) to discuss the evaluation by the firm of the adequacy and effectiveness of the accounting procedures and internal controls of the Company and its subsidiaries, (ii) to approve the overall scope of the audit to be made and the fees to be charged, (iii) to inquire regarding and discuss with the firm recent Financial Accounting Standards Board, Securities and Exchange Commission or other regulatory agency pronouncements, if any, which might affect the Company’s financial statements.

(c) To meet jointly and/ or separately with the Chief Financial Officer and the firm at the conclusion of the audit: (i) to review the audited financial statements of the Company, (ii) to discuss the results of the audit (iii) to discuss any significant recommendations by the firm for improvement of accounting systems and controls of the Company, and (iv) to discuss the quality and depth of staffing in the accounting and financial departments of the Company.

Section 4.  Other Committees.  The Board of Directors may also appoint from among its own members such other committees as the Board may determine, which shall in each case consist of not less than two directors, and which shall have such powers and duties as shall from time to time be prescribed by the Board.  The President shall be a member ex officio of each committee appointed by the Board of Directors.

Section 5.  Rules of Procedure.  A majority of the members of any committee may fix its rules of procedure.  All action by any committee shall be reported to the Board of Directors at a meeting succeeding such action and shall be subject to revision, alteration, and approval by the Board of Directors; provided that no rights or acts of third parties shall be affected by any such revision or alteration.

ARTICLE V

Operating Divisions of the Company

Section 1.  Advisory Board.  The Board of Directors of the Company may appoint individuals who may but need not be directors, officers, or employees of the Company to serve as members of an Advisory Board of Directors of one or more operating divisions of the Company and may fix fees or compensation for attendance at meetings of any such Advisory Boards.  The members of any such Advisory Board may adopt and from time to time may amend rules and be submitted to the Board of Directors of the Company.  The term of office of any member of the Advisory Board of Directors shall be at the pleasure of the Board of Directors of the Company and shall expire on the day of the annual meeting of the stockholders of the Company.  The function of any such Advisory Board of Directors shall be to advise with respect to the affairs of the operating divisions of the Company to which it is appointed.

Section 2.  Titles.  The Board of Directors of the Company may from time to time confer on the employees of the Company assigned to any operating division of the Company, or discontinue, the title of President, Vice President, and any other titles deemed appropriate.  The designation of any such official titles for employees assigned to operating divisions of the Company shall not be permitted to conflict in any way with any executive or administrative authority established from time to time by the Company.  Any employee so designated as an officer of an operating division shall have authority, responsibilities, and duties with respect to his or her operating division corresponding to those normally vested in the comparable officer of the Company to these Bylaws, subject to such limitations as may be imposed b the Board of Directors of the Company.

ARTICLE VI

Officers and Agents

Section 1.  General.  The officers of the corporation shall be a president, a chief financial officer, a secretary, a treasurer, and/or such other officers as may be appointed from time to time by the Board of Directors, each of whom shall be a natural person eighteen years of age or older.  The Board of Directors or an officer or officers authorized by the board may appoint such other officers, assistant officers, committees and agents, including a chairman of the board, assistant secretaries and assistant treasurers, as they may consider necessary.  The Board of Directors or the officer or officers authorized by the board shall from time to time determine the procedure for the appointment of officers, their term of office, their authority and duties and their compensation.  One person may hold more than one office.  In all cases where the duties of any officer, agent or employee are not prescribed by the Bylaws, or by the Board of Directors, such officer, agent or employee shall follow the orders and instructions of the president of the corporation.

Section 2.  Appointment and Term of Office.  The officers of the corporation shall be appointed by the Board of Directors at each annual meeting of the board held after each annual  meeting of the shareholders.  If the appointment of officers is not made at such meeting or if an officer or officers are to be appointed by another officer or officers of the corporation, such appointment shall be made as soon thereafter as conveniently may be.  Each officer shall hold office until the first of the following occurs:  his successor shall have been duly appointed and qualified, his death, his resignation, or his removal in the manner provided in Section 3.

Section 3.  Resignation and Removal.  An officer may resign at any time by giving written notice of resignation to the corporation.  The resignation is effective when the notice is received by the corporation unless the notice specifies a later effective date.

Any officer or agent may be removed at any time with or without cause by the Board of Directors or an officer or officers authorized by the board.  Such removal does not affect the contract rights, if any, of the corporation or of the person so removed.  The appointment of an officer or agent shall not in itself create contract rights.

Section 4.  Vacancies.  A vacancy in any office, however occurring, may be filled by the Board of Directors, or by the officer or officers authorized by the board, for the unexpired portion of the officer's term.  If an officer resigns and his resignation is made effective at a later date, the Board of Directors, or officer or officers authorized by the board, may permit the officer to remain in office until the effective date and may fill the pending vacancy before the effective date if the Board of Directors or officer or officers authorized by the board provide that the successor shall not take office until the effective date.  In the alternative, the Board of Directors, or officer or officers authorized by the Board of Directors, may remove the officer at any time before the effective date and may fill the resulting vacancy.

Section 5. President.  Subject to the direction and supervision of the Board of Directors, the president shall be the chief executive officer of the corporation, and shall have general and active control of its affairs and business and general supervision of its officers, agents and employees.  Unless otherwise directed by the Board of Directors, the president shall attend in person or by substitute appointed by him, or shall execute on behalf of the corporation written instruments appointing a proxy or proxies to represent the corporation, at all meetings of the stockholders of any other corporation in which the corporation holds any stock.  On behalf of the corporation, the president may in person or by substitute or by proxy execute written waivers of notice and consents with respect to any such meetings.  At all such meetings and otherwise, the president, in person or by substitute or proxy, may vote the stock held by the corporation, execute written consents and other instruments with respect to such stock, and exercise any and all rights and powers incident to the ownership or said stock, subject to the instructions, if any, of the Board of Directors.  The president shall have custody of the treasurer's bond, if any.

Section 6.  Vice Presidents.  The vice presidents, if any, shall assist the president and shall perform such duties as may be assigned to them by the president or by the Board of Directors.  In the absence of the president, the vice president, if any (or, if more than one, the vice presidents in the order designated by the Board of Directors, or if the board makes no such designation, then the vice president designated by the president, or if neither the board nor the president makes any such designation, the senior vice president as determined by first election to that office), shall have the powers and perform the duties of the president.

Section 7.  Chief Financial Officer.  The Chief Financial Officer shall be responsible to the Board of Directors and the President for all financial control and internal audit of the Company and its subsidiaries.  He shall perform such other duties as may be assigned to him or her by the Board of Directors or the President within the scope of routine administrative matters pertaining to the duties of his office.

Section 8.  Secretary.  The secretary shall (i) prepare and maintain as permanent records the minutes of the proceedings of the shareholders and the Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the corporation, and a record of all waivers of notice of meetings of shareholders and of the Board of Directors or any committee thereof, (ii) see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law, (iii) serve as custodian of the corporate records and of the seal of the corporation and affix the seal to all documents when authorized by the Board of Directors, (iv) keep at the corporation's registered office or principal place of business a record containing the names and addresses of all shareholders in a form that permits preparation of a list of shareholders arranged by voting group and by class or series of shares within each group, that is alphabetical within each class or series and that shows the address of, and the number of shares of each class or series held by each shareholder, unless such a record shall be kept at the office of the corporation's transfer agent or registrar, (v) maintain at the corporation's principal office the originals or copies of the corporation's articles of incorporation, bylaws, minutes of all shareholders' meetings and records of all action taken by shareholders without a meeting for the past three years, all written communications within the past three years to shareholders as a group or to the holders of any class or series of shares as a group, a list of the name and business addresses of the current directors and officers, a copy of the corporation's most recent corporate report filed with the Secretary of State, and financial statements showing in reasonable detail the corporation's assets and liabilities and results of operations for the last three years, (vi) have general charge of the stock transfer books of the corporation, unless the corporation has a transfer agent, (vii) authenticate records of the corporation, and (vii) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.  Assistant secretaries, if any, shall have the same duties and powers subject to supervision by the secretary.  The directors and/or shareholders may however respectively designate a person other than the secretary or assistant secretary to keep the minutes of their respective meetings.

Any books, records, or minutes of the corporation may be in written form or in any form capable of being converted into written form within a reasonable time.

Section 9. Treasurer.  The treasurer shall have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and shall deposit the same in accordance with the instructions of the Board of Directors.  He shall receive and give receipts and acquittances for money paid in on account of the corporation, and shall pay out of the corporation's funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity.  He shall perform all other duties incident to the office of the treasurer and, upon request of the board, shall make such reports to it as may be required at any time.  He shall, if required by the board, give the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.  He shall have such other powers and perform such other duties as may from time to time be prescribed by the Board of Directors or the president.  The assistant treasurers, if any, shall have the same powers and duties, subject to the supervision of the treasurer.

Section 10.  Counsel.  The General Counsel shall advise and represent the Company generally in all legal matters and proceedings and shall act as counsel to the Board of Directors and the Executive Committee.  The General Counsel may sign and execute pleadings, powers of attorney pertaining to legal matters, and any other contracts and documents in the regular course of his duties.

Section 11.  Vacancies.  In case any office shall become vacant, the Board of Directors shall have full power to fill such vacancies.  In case of the absence or disability of any officer, the Board of Directors may delegate the powers or duties of any officer to another officer or a director for the time being.

Section 12.  Exercise of rights as stockholders.  Unless otherwise ordered by the Board of Directors, the President or a Vice President thereunto duly authorized by the President shall have full power and authority on behalf of the Company to attend and to vote at any meeting of stockholders of any corporation in which this Company may hold stock, and may exercise on behalf of this Company any and all of the rights and powers incident to the ownership of such stock.  The Board of Directors, from time to time, may confer like powers upon any other person or persons.

ARTICLE VII

Stock

Section 1.  Certificates.  The Board of Directors shall be authorized to issue any of its classes of shares with or without certificates.  The fact that the shares are not represented by certificates shall have no effect on the rights and obligations of shareholders.  If the shares are represented by certificates, such shares shall be represented by consecutively numbered certificates signed, either manually or by facsimile, in the name of the corporation by one or more persons designated by the Board of Directors.  In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nonetheless be issued by the corporation with the same effect as if he were such officer at the date of its issue.  Certificates of stock shall be in such form  and shall contain such information consistent with law as shall be prescribed by the Board of Directors.  If shares are not represented by certificates, within a reasonable time following the issue or transfer of such shares, the corporation shall send the shareholder a complete written statement of all of the information required to be provided to holders of uncertificated shares by the Delaware General Corporation Law.

Section 2.  Consideration for Shares.  Certificated or uncertificated shares shall not be issued until the shares represented thereby are fully paid.  The Board of Directors may authorize the issuance of shares for consideration consisting of any tangible or intangible property or benefit to the corporation, including cash, promissory notes, services performed or other securities of the corporation.  Future services shall not constitute payment or partial payment for shares of the corporation.  The promissory note of a subscriber or an affiliate of a subscriber shall not constitute payment or partial payment for shares of the corporation unless the note is negotiable and is secured by collateral, other than the shares being purchased, having a fair market value at least equal to the principal amount of the note.  For purposes of this Section 2, "promissory note" means a negotiable instrument on which there is an obligation to pay independent of collateral and does not include a non-recourse note.

Section 3.  Lost Certificates.  In case of the alleged loss, destruction or mutilation of a certificate of stock, the Board of Directors may direct the issuance of a new certificate in lieu thereof upon such terms and conditions in conformity with law as the board may prescribe.  The Board of Directors may in its discretion require an affidavit of lost certificate and/or a bond in such form and amount and with such surety as it may determine before issuing a new certificate.

Section 4.  Holder of Record.  The Company shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof in fact and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 5.  Transfer of Shares.  Upon surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and receipt of such documentary stamps as may be required by law and evidence of compliance with all applicable securities laws and other restrictions, the corporation shall issue a new certificate to the person entitled thereto, and cancel the old certificate.  Every such transfer of stock shall be entered on the stock books of the corporation which shall be kept at its principal office or by the person and at the place designated by the Board of Directors.

Section 6.  Transfer Agent, Registrars and Paying Agents.  The board may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation.  Such agents and registrars may be located either within or outside Delaware.  They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

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ARTICLE VIII

Indemnification

Section 1.  Indemnification of officers, directors, employees and agents.

(a) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(b) The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)  To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(d)  Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)  Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

(g)  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 2.  Witness Expenses.  The sections of this Article IX do not limit the corporation’s authority to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he has not been a named defendant or respondent in the proceeding.

Section 3.  Report to Stockholders.  Any indemnification of or advance of expenses to a director in accordance with this Article IX, if arising out of a proceeding by or on behalf of the corporation, shall be reported in writing to the stockholders with or before the notice of the next stockholders’ meeting.  If the next stockholder action is taken without a meeting at the instigation of the Board of Directors, such notice shall be given to the stockholders at or before the time the first stockholder signs a writing consenting to such action.

ARTICLE IX

Provision of Insurance

By action of the Board of Directors, notwithstanding any interest of the directors in the action, the corporation may purchase and maintain insurance, in such scope and amounts as the Board of Directors deems appropriate on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the corporation, or who, while a director, officer, employee, fiduciary or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, profit or nonprofit unincorporated association, limited liability company or other enterprise or employee benefit plan, against any liability asserted against, or incurred by, him in that capacity arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Article IX or applicable law.  Any such insurance may be procured from any insurance company designated by the Board of Directors of the corporation, whether such insurance company is formed under the laws of Delaware or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity interest or any other interest, through stock ownership or otherwise.

ARTICLE X

Miscellaneous

Section 1.  Seal.  The corporate seal of the corporation shall be as designated by the Board of Directors and shall contain the name of the corporation.

Section 2.  Fiscal Year.  The fiscal year of the corporation shall be as established by the Board of Directors.

Section 3.  Amendments.  The Board of Directors shall have power, to the maximum extent permitted by the Delaware General Corporation Law, to make, amend and repeal the Bylaws of the corporation at any regular or special meeting of the Board unless the shareholders, in making, amending or repealing a particular bylaw, expressly provide that the directors may not amend or repeal such bylaw.  The shareholders also shall have the power to make, amend or repeal the Bylaws of the corporation at any annual meeting or at any special meeting called for that purpose.

Section 4.  Notice.  Any notice required to be given under the provisions of these Bylaws or otherwise may be waived by the stockholder, director or officer to whom such notice is required to be given.

Section 5.  Gender.  The masculine gender is used in these Bylaws as a matter of convenience only and shall be interpreted to include the feminine and neuter genders as the circumstances indicate.

Section 6.  Conflicts.  In the event of any irreconcilable conflict between these Bylaws and either the corporation's Articles of Incorporation or applicable law, the latter shall control.

Section 7.  Definitions.  Except as otherwise specifically provided in these Bylaws, all terms used in these bylaws shall have the same definition as in the Delaware General Corporation Law.

THE FOREGOING BYLAWS, consisting of twenty (20) pages, including this page, constitute the Bylaws of Fortune Pharmaceutical, Inc., adopted by the Board of Directors of the corporation as of June 8, 2005.

/s/ Woo Chi Wai

Secretary

Exhibit 4.1

CONTENTS:

State of Incorporation

Name of Company

Number of authorized shares of common stock

Name of individual shareholder

Number of shares owned by individual shareholder

Fully paid and non-assessable shares

Date of issuance of certificate

Signatures of President and Secretary

Restrictive transfer legend